Exhibit A

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any further amendments to the Schedule 13G with respect to beneficial ownership by the undersigned of shares of the Common Stock of Universal Technical Institute, Inc. are being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 16, 2004

CHARLESBANK EQUITY FUND V GP, LIMITED PARTNERSHIP

CHARLESBANK EQUITY FUND V, LIMITED PARTNERSHIP

CHARLESBANK CAPITAL PARTNERS, LLC

MICHAEL R. EISENSON

KIM G. DAVIS

ANDREW S. JANOWER

TIM R. PALMER

MARK A. ROSEN

By:	/s/ TAMI R. NASON

	Name:	Tami R. Nason
	Title:	Authorized Signatory